[LETTERHEAD OF AXA]

                                    March 14, 2007

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AXA Form 20-F for the Fiscal Year Ended December 31, 2005
filed on June 29, 2006 (File No. 001-14410) (the “2005 Form 20-F”)

Dear Mr. Rosenberg,

Please find attached AXA’s response to the Staff’s comment letter dated February 12, 2007 on AXA’s 2005 Form 20-F that was addressed to Henri de Castries.

If you have any further questions or would like any further information, please do not hesitate to contact George Stansfield, AXA’s Group General Counsel (+331 4075 7275), Béatrice Derouvroy, AXA’s Chief Accounting Officer (+331 4075 9686), or me (+331 4075 5796).

Very truly yours

/s/ Denis Duverne

Denis Duverne
Chief Financial Officer and Member of the Management Board

cc. B. Derouvroy
G. Stansfield
Ibolya Ignat (SEC Staff Accountant, Division of Corporation Finance)

Comment #1

Item 4: Information on the Company
Loss Reserve Development: Property and Casualty and International Insurance (excluding AXA Re), page 55 and Loss Reserve Development: AXA Re, page 57

Refer to your response to comment two. We do not believe that your current presentation complies with Industry Guide 6 because the financial information in the table does not appear to be based on financial information that complies with generally accepted accounting principles consistent with how your financial statements are prepared. Please refer to the first sentence of Item 2.B. of Industry Guide 6. In this regard, it appears that the way you have treated acquisitions and dispositions as well as the effect of foreign currency exchange in the table is not consistent with your financial statement presentation. Please provide us a revised table that complies with Industry Guide 6. To the extent that the effects of acquisitions, dispositions and foreign currency exchange on your reserves are necessary to understand the table required by Item 2.B. (2) of Industry Guide 6, please provide the effect by way of separate tables or narrative disclosures.

Response

As requested by the Staff, the Company will revise the loss reserve development table to treat acquisitions and dispositions as well as foreign currency exchange consistent with the financial statement presentation. The information included in the table as filed by the Company in prior years is acceptable under IFRS 4, but the Company will change this information to also comply with Industry Guide 6.

Regarding acquisitions and dispositions, the change of the presentation will be applied prospectively, starting with the acquisition of the Winterthur Group in 2006. As previously stated, a retrospective application of the loss reserve development table is extremely difficult, because the Company cannot provide the separate data by originating entity. The breakdown of all reserves and payments by originating entity was not part of the configuration of the IT systems post-transaction. In addition, the effect of not revising the presentation of previous years would not be meaningful to the reader as the last significant acquisition of property casualty business which would have materially impacted the table occurred in 1997.

With regard to the treatment of foreign currency exchange in the table, the Company confirms that amounts presented in the table in previous filings were obtained by applying the correct method consistent with Industry Guide 6. However, the Company will improve the presentation to clarify the treatment of foreign currency exchange in the table.

As previously indicated, the Company will provide additional explanations for the tables in future filings and will also describe in more detail the mechanics of the tables.

Comment #2

Item 5: Operating and Financial Review and Prospects
Liabilities arising from insurance and investment contracts, page 80
Property and Casualty Claims Reserves, page 80

Refer to your response to comment three. It is unclear from your proposed disclosures whether management has recorded to the "best estimate" as calculated by the actuaries or whether adjustments to the actuarial best estimates were recorded. Please revise your proposed disclosures to specify, if true, that the best estimates calculated by the actuaries have not been adjusted.

Response

The Company will provide the following information in future filings, in addition to the information stated in our December 20, 2006 response to the Staff’s comment letter dated November 21, 2006 (see new disclosure in italics):

In line with the decentralized organization of the AXA Group, the local chief reserving actuary of each operating insurance company is responsible for the assessment and setting of the claims reserves. An internal review is performed by the risk management organization. In addition, AXA Liabilities Managers is responsible for the management and assessment of major run-off reserves. After discussing with claims managers, pricing actuaries, underwriters and local management, several assumptions are selected for a single set of homogeneous claims. This discussion results in a range of reasonable estimates. Considering the level of risk and uncertainties of future experience for each line of business in the local environment, the Company records the best estimate within the range selected by the actuaries.

Comment #3

Item 5: Operating and Financial Review and Prospects
Liabilities arising from insurance and investment contracts, page 80
Property and Casualty Claims Reserves, page 80

It is unclear from your proposed disclosures whether key assumptions used to establish the reserves have remained unchanged during the periods discussed. Please clarify.

Response

The Company will add the following paragraph in future filings to clarify the disclosure:

The methods and processes to set the various local assumptions used for the reserve calculation have been consistent for the periods presented. During these periods, there have been no significant changes to key assumptions resulting in any variation in reserve estimates which materially impacted the income statement, except as discussed in the Management's Discussion & Analysis.

Comment #4

Item 5: Operating and Financial Review and Prospects
Liabilities arising from insurance and investment contracts, page 80
Property and Casualty Claims Reserves, page 80

Please revise your proposed disclosure of the variability of your most recent reserve estimate to reasonably likely changes in the key assumptions identified to provide this analysis on a line of business basis, similar to the discussion of the methods used to calculate the reserves and structured similarly with the tabular disclosure provided in your response letter dated October 31, 2006 in response to comment 8. A tabular format is preferred. The sensitivity analysis should match the discussion of the key assumptions affecting the loss reserve estimates for all major lines of business discussed as these key assumptions should be the factors likely to drive the sensitivity of the reserve estimates. Explain why management believes the scenarios quantified are reasonably likely.

Response

The Company will provide the following information in future filings, in addition to the information stated in our December 20, 2006, response to the Staff’s comment letter dated November 21, 2006:

The estimated loss ratio used in the current period by the Company, as a result of the reserve setting process as described above, is presented in the following table by major lines of business.
Changes in the estimated loss ratio may occur as the result of additional information related to claims which occurred prior to the balance sheet date. When actual experience differs from the original estimation with respect to the variables discussed above, including developments in claims, judicial trends and inflation, the Company re-estimates the corresponding loss ratio. A change of x% in the loss ratio (under the assumption that all other factors are stable) would impact the net operating result of the Company (through reserve adjustments accounted for in future periods) as follows:

In Mio €	loss ratio as of 31/12/xx	loss ratio change +x%	loss ratio change -x%
Motor
Property
Liability
Marine and Aviation
Other
Total

Historically, similar movements in the loss ratio have been observed for the total non-life portfolio.

Comment #5

Consolidated Statement of Income, page F-5

Please explain to us how presenting net operating results excluding goodwill impairment complies with IFRS. Include a discussion of how this presentation complies with the guidance provided in IAS 1.

Response

Beginning with its annual report on Form 20-F for the year ended December 31, 2006, the Company will change the presentation of the income statement to include the goodwill impairment as an operating expense.

Comment #6

Consolidated Statement of Cash-Flows, page F-6

Please explain to us why you begin your cash flow statements with “Income from operating activities, gross of tax expenses” as opposed to net operating results or net operating results gross of tax expenses. In your response, please explain how the presentation you chose is relevant to investors and how it presents fairly your cash flows to investors. Please reference the authoritative literature you relied upon to support your presentation.

Response

Beginning with its annual report on Form 20-F for the year ended December 31, 2006, the Company will begin the cash flow statement with "operating income before tax" (this equals pre-tax income).

Comment #7

Notes to the Consolidated Financial Statements, page F-12
1.16 Revenue Recognition, page F-28

It is unclear from your disclosure whether the deposit component has been unbundled from the insurance component for certain contracts in accordance with paragraphs 10-12 of IFRS 4. Please clarify. Please provide us revisions to your disclosures in disclosures in disclosure-type format.

Response

The Company only unbundles the deposit component when required by IFRS 4, i.e. when both the following conditions are met:

•	the insurer can measure the deposit component (including any embedded surrender options) separately (i.e. without considering the insurance component).
•	the insurer’s accounting policies do not otherwise require it to recognize all obligations and rights arising from the deposit component.

Currently, these conditions are not met within the group. Consistent with IFRS Phase I for insurance accounting, the Company continues to apply previous GAAP to insurance and investment contracts with a discretionary participating feature. Under this accounting, there are no situations in which all obligations and rights arising from the deposit component are not recognized.

The Company will revise "Note 1: Accounting principles" to clarify this point as follows.

1.16	REVENUE RECOGNITION

1.16.1	Gross written premiums [unchanged]

Gross written premiums correspond to the amount of premiums written on business incepted in the year with respect to both insurance contracts and investment contracts with discretionary participating features by insurance and reinsurance companies, net of policy cancellations and gross of reinsurance ceded. In the reinsurance sector, the premiums are recorded on the basis of declarations made by the ceding company, and may include estimates of gross premiums written.

1.16.2	Fees and revenues from investment contracts with no discretionary participating features [unchanged]

Amounts collected as premiums from investment contracts with no discretionary participating features are reported as deposits net of any loadings and policy fees. Revenues from these contracts consist of loadings and policy fees for the cost of issuance, investment management, administration and surrender of the contract during the period. Front-end fees collected corresponding to fees for future services, are recognized over the estimated life of the contract (see " Unearned fees reserves " section 1.11.3).

1.16.3	Deposit accounting [new]

Investment contracts with no discretionary participating features are within the scope IAS 39. Deposit accounting shall be applied to these contracts, which involves the following:
✓	the group recognises the consideration received as a deposit financial liability, rather than as revenue.
✓	claims paid are recognised as withdrawals.

1.16.4	Unbundling [new]

The group unbundles the deposit component when required by IFRS 4, i.e. when both the following conditions are met:

✓	the group can measure the deposit component (including any embedded surrender options) separately (i.e. without considering the insurance component).
✓	the group’s accounting policies do not otherwise require it to recognise all obligations and rights arising from the deposit component.

No such situation currently exists within the group.